

Mail Stop 3030

March 30, 2009

Via Facsimile and U.S. Mail

Mr. Robert F. Friel
Chief Executive Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA   02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for fiscal year ended December 28, 2008**
> **Filed February 26, 2009**
> **File No. 1-05075**

Dear Mr. Friel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 28, 2008

Item 1. Business, page 3

1.   Please demonstrate to us how you comply with the requirement in Regulation S-K Item
        101(c)(1)(i) regarding the three-year revenue history by class of product or service. Note
        that product classes for purposes of Item 101(c)(1)(i) are not necessarily the same as
        segments for purposes of Item 101(b).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33

Overview, page 34

2.   When drafting future "Overview" sections for your Management's Discussion and
        Analysis of Financial Condition and Results of Operations, please carefully review the
        guidance in Release 34-48960 (December 19, 2003). As noted in that release, an
        overview should include the most important matters on which a company's executives
        focus in evaluating financial condition and operating performance and provide a context
        for the discussion and analysis of the financial statements. A good overview should:

        •   be a balanced, executive-level discussion that identifies the most important themes or
            other significant matters with which management is concerned primarily in
            evaluating the company's financial condition and operating results;
        •   include economic or industry-wide factors relevant to the company;
        •   provide insight into the material opportunities, challenges and risks on which the
            company's executives are most focused and the actions the company's executives are
            taking to address those opportunities, challenges and risks; and
        •   address other issues mentioned in the Release.

        We note, for example, the themes and matters discussed in your January 29, 2009
        earnings conference call.

Application of Critical Accounting Policies and Estimates, page 58

Valuation of long-lived assets, including intangibles, page 59

3.   Please tell us and revise future filings to disclose how you evaluate your goodwill for
        impairment. In this regard, please specifically address the following in future filings:

        •   Disclose each of the valuation methodologies used to value goodwill. If more than
            one valuation methodology is used, please also disclose how each method differs, the
            benefits of each method, why management selected these methods as being most
            meaningful, how you weight each method used and the basis for that weighting.

- In the Critical Accounting Policies section of MD&A, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Financial Statements, page 64

Note 1: Nature of Operations and Accounting Policies, page 71

Revenue Recognition, page 71

4.   We note your disclosures on page 13 that in "geographic regions where [you] do not have a sales and service presence, [you] utilize distributors to sell [y]our products." In future filings expand your revenue recognition policy to specifically address transactions with distributors including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

Inventories, page 72

5.   We note your disclosures that "substantially all inventories are accounted for using the first-in, first-out ("FIFO") method." Please revise future filings to disclose your accounting for the remainder of your inventory in accordance with Chapter 4 of ARB 43.

Note 2: Acquisitions, page 76

Acquisition of ViaCell, Inc., page 77

6.   We note that this acquisition resulted in the recognition of a significant amount of goodwill and identifiable intangible assets. As appropriate, please revise future filings to describe all of the significant factors that contributed to the recognition of goodwill, as required by paragraph 51(b) of SFAS 141.

Note 3: Goodwill and Intangible Assets, page 93

7.   We note that as of December 28, 2008, you had $1.4 billion of goodwill. Additionally, we note that you completed your annual impairment test using a measurement date of December 28, 2008 and concluded based on the first step of the process that there was no goodwill impairment. Regarding your impairment analysis of goodwill, please tell us and revise future filings, in light of deteriorating market conditions, how you determined that there were no impairments, including a discussion of any qualitative and quantitative factors you considered.

8. Further to the above, we note that it appears that as of December 28, 2008 your market capitalization is below your net book value. Please tell us how you determined that you did not need to perform the second step of the goodwill analysis required by SFAS 142. Please tell us how you considered the guidance in paragraph 13 of SOP 94-6 in developing your disclosures in this note.

Note 23: Industry Segment and Geographic Area Information, page 113

9. We note your disclosures on page 115 of the geographic information for net long-lived assets and that it includes goodwill and intangible assets. This disclosure should present tangible assets only and should not include goodwill or intangible assets. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Management Report on Internal Control over Financial Reporting, page 117

10. We note your statement that "[y]our management believes that, as of December 28, 2008, [y]our internal control over financial reporting was effective based on those criteria". It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

Item 11. Executive Compensation, page 120

11. We note from your disclosure on page 23 of the proxy statement you have incorporated by reference that on average the base salaries of your executive officers approximated the peer group median. Please provide us and include in future filings an analysis of where compensation of your named executive officers fell compared to the level or range. If any of your named executive officers are compensated at levels that are materially different from the peer group median, please also provide discussion and analysis as to why. Likewise, provide us and disclose in future filings similar information regarding your use of a peer group median as a "reference point" mentioned under your LTIP disclosure.

12. We note from your disclosure on page 23 that the committee's approval was based primarily on the growing scope of roles, internal equity and performance. Please tell us - and in future filings disclose - specifically how these items were used to make compensation decisions related to the base salaries of your named executive officers. The revised disclosure should discuss how and why the committee established the differing base salaries and raises among the named executive officers.

13. Please tell us how your tables disclosing potential payments upon termination or change in control reflect the payments to be made under the deferred compensation program mentioned on page 43 of your proxy statement.

14.   Refer to your disclosures like in footnote (3) on page 49 of your proxy statement that options would be "cashed out" upon a change in control. Please tell us how you reflected the "cash out" in the table.

Item 15. Exhibits and Financial Statement Schedules, page 122

15.   Please ensure that you have filed complete exhibits with all attachments. For example, we note the missing schedules and exhibits to exhibit 10.1.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602 or Russell Mancuso, Branch

Chief, at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

        Sincerely,

        Lynn Dicker
        Reviewing Accountant